UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)

CNS RESPONSE, INC.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

12619C101
(CUSIP Number)

John Pappajohn
c/o Equity Dynamics Inc.
666 Walnut Street, Suite 2116
Des Moines, IA 50309
(515) 244-2346
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 6, 2011
October 18, 2011
November 11, 2011
December 27, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.    See   § 240.13d-7 for other parties to whom copies are to be sent.

(Page 1 of 6)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form which respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 12619C101

1	NAMES OF REPORTING PERSONS: JOHN PAPPAJOHN

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		40,177,268

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		40,177,268

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	40,177,268

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	46%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

* Based on 56,218,431 shares of common stock outstanding on December 28, 2011.

This amendment to Schedule 13D (“Amendment No. 3”) amends and supplements the Schedule 13D of John Pappajohn filed with the Securities and Exchange Commission on February 23, 2010 (the “Original Filing”), as amended on July 28, 2010 (“Amendment No. 1”) and October 12, 2010 (“Amendment No. 2”).

ITEM 1. Security and Issuer.

This statement relates to the common stock, $0.001 par value (the “Common Stock”), of CNS Response, Inc., a Delaware corporation (the “ Issuer ”).  The Issuer’s principal executive offices are located at 85 Enterprise, Suite 410, Aliso Viejo, CA 92656.

ITEM 2. Identity and Background.

(a)           The name of the reporting person is Mr. John Pappajohn (the “Reporting Person”).

(b)           The business address of the Reporting Person is c/o Equity Dynamics Inc., 666 Walnut Street, Suite 2116, Des Moines, IA 50309.

(c)           The Reporting Person is the President and sole owner of Pappajohn Capital Resources, a venture capital firm, and President and sole owner of Equity Dynamics, Inc., a financial consulting firm, both located in Des Moines, Iowa.

(d)           During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)           During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of United States of America.

ITEM 3. Source and Amount of Funds or Other Consideration.

Reference is made to the disclosure set forth under Item 4 of this Amendment No. 3, which disclosure is incorporated herein by reference.   The consideration used in making the purchases described in Item 4 of this Amendment No. 3 were personal funds of the Reporting Person.

ITEM 4. Purpose of Transaction.

Item 4 of the Original Filing, as supplemented and amended by Amendment No. 1 and Amendment No. 2, is supplemented and amended by the information below.

On October 6, 2011, the Reporting Person purchased 700,000 shares of Common Stock on the open market at a price of $0.11 per share.

On October 12, 2011, the Issuer, with the consent of holders of a majority in aggregate principal amount outstanding (the “Majority Holders”) of the Issuer’s outstanding convertible senior notes (“Senior Notes”), which the Reporting Person holds in the aggregate principal amount of $761,688, amended all of the Senior Notes to extend the maturity of such notes until October 1, 2012.  The amendment, which is effective as of September 30, 2011, also added a mandatory conversion provision to the terms of the Senior Notes.  Under that provision, the Senior Notes would be automatically converted upon the closing of a public offering by the Issuer of shares of its common stock and/or other securities with gross proceeds to the Issuer of at least $10 million (the “Qualified Offering”).  If the public offering price is less than the conversion price then in effect, the conversion price will be adjusted to match the public offering price (the “Qualified Offering Price”).  The Majority Holders of the Senior Notes also consented to the terms of a new $2 million bridge financing (the “2011 Bridge Financing”) and to granting the investors in such financing as well as the holders of the Issuer’s outstanding subordinated notes a second position security interest in the assets of the Issuer (including its intellectual property).

Pursuant to the agreement amending the Senior Notes (the “Amendment and Conversion Agreement”), the exercise price of the warrants that were issued in connection with the Senior Notes (the “Outstanding Warrants”) will be adjusted to match the Qualified Offering Price, if such price is lower than the exercise price then in effect. The Issuer agreed to issue to each holder of the Senior Notes, including the Reporting Person, as consideration for the above, warrants to purchase a number of shares of common stock equal to 30% of the number of shares of common stock to be received by each holder upon conversion of their notes at the closing of the Qualified Offering (the “Consideration Warrants”).  The Consideration Warrants would be issued after the Qualified Offering and would have the same terms as the Outstanding Warrants, as amended.  Based on his ownership of Senior Notes, the Reporting Person would receive Consideration Warrants to purchase 2,285,064 shares of common stock.

The Amended and Restated Security Agreement, dated as of September 30, 2011, between the Issuer and Paul Buck, as administrative agent for the secured parties (the “Amended and Restated Security Agreement”), which replaces the existing security agreement from 2010, and the corresponding security interest, terminate (1) with respect to the Senior Notes, if and when holders of a majority of the aggregate principal amount of Senior Notes issued have converted their notes into shares of common stock and, (2) with respect to the outstanding subordinated notes and the 2011 Bridge Notes (defined below), if and when holders of a majority of the aggregate principal amount of such subordinated notes and 2011 Bridge Notes (on a combined basis) have converted their notes.

On October 18, 2011, as part of the 2011 Bridge Financing, the Issuer issued subordinated secured convertible notes (the “2011 Bridge Notes”) in the aggregate principal amount of $250,000 and warrants to purchase 1,250,000 shares of common stock to the Reporting Person in exchange for a payment by the Reporting Person of $250,000 in cash.  On November 11, 2011, the terms of the corresponding purchase agreement were amended and restated to provide for the issuance of warrants to purchase a number of shares corresponding to 100% (an increase from 50%) of the number of shares issuable on conversion of the 2011 Bridge Notes.  Consequently, the shares underlying the warrants issued to the Reporting Person on October 18, 2011 were increased to 2,500,000 shares of common stock.  In addition, as a result of the amendment and restatement, each holder’s option to redeem or convert their 2011 Bridge Note at the closing of the Qualified Offering can now only be amended, waived or modified with the consent of the Issuer and that holder (as further described below).

On November 11, 2011, the Issuer issued the Reporting Person additional 2011 Bridge Notes in the aggregate principal amount of $250,000 and warrants to purchase 2,500,000 shares of common stock in exchange for a payment by the Reporting Person of $250,000 in cash.

On December 27, 2011, the Issuer issued the Reporting Person additional 2011 Bridge Notes in the aggregate principal amount of $250,000 and warrants to purchase 2,500,000 shares of common stock in exchange for a payment by the Reporting Person of $250,000 in cash.

The 2011 Bridge Notes and related warrants were issued pursuant to the Note and Warrant Purchase Agreement, as amended and restated on November 11, 2011 (as so amended and restated, the “2011 Bridge Financing Purchase Agreement”).   The 2011 Bridge Financing Purchase Agreement also provides that the Issuer and the holders of the 2011 Bridge Notes will enter into a registration rights agreement covering the registration of the resale of the shares underlying the 2011 Bridge Notes and the related warrants.

The 2011 Bridge Notes mature one year from the date of issuance (subject to earlier conversion or prepayment), earn interest equal to 9% per year with interest payable at maturity, are convertible into shares of Common Stock at a conversion price of $0.10, are secured by a second position security interest in the Issuer’s assets that is pari passu with the interest recently granted to the holders of the outstanding subordinated notes, are subordinated in all respects to the Issuer’s obligations under its Senior Notes and the related guaranties issued to certain investors by SAIL Venture Partners, L.P. and are pari passu to the obligations under the outstanding subordinated notes.  The second position security interest is governed by the Amended and Restated Security Agreement.

The conversion price of the 2011 Bridge Notes is subject to adjustment upon (1) the subdivision or combination of, or stock dividends paid on, the Common Stock; (2) the issuance of cash dividends and distributions on the Common Stock; (3) the distribution of other capital stock, indebtedness or other non-cash assets; and (4) the completion of a financing at a price below the conversion price then in effect.  At the closing of the Qualified Offering, each 2011 Bridge Note will be either redeemed or converted (in whole or in part) at a conversion price equal to the lesser of the public offering price or the conversion price then in effect, with the choice between redemption and conversion being at the sole option of the holder. The 2011 Bridge Notes can be declared due and payable upon an event of default, defined in the 2011 Bridge Notes to occur, among other things, if the Issuer fails to pay principal and interest when due, in the case of voluntary or involuntary bankruptcy or if the Issuer fails to perform any covenant or agreement as required by the 2011 Bridge Note or materially breaches any representation or warranty in the 2011 Bridge Note or the 2011 Bridge Financing Purchase Agreement.

The warrants related to the 2011 Bridge Notes expire five years from the date of issuance and are exercisable for shares of Common Stock at an exercise price of $0.10. Exercise price and number of shares issuable upon exercise are subject to adjustment (1) upon the subdivision or combination of, or stock dividends paid on, the Common Stock; (2) in case of any reclassification, capital reorganization or change in capital stock and (3) upon the completion of a financing at a price below the exercise price then in effect (including the Qualified Offering), except that subsequent to the Qualified Offering, the exercise price will not be adjusted for any further financings.  The warrants contain a cashless exercise provision.

With the exception of each holder’s option to redeem or convert their 2011 Bridge Note at the closing of the Qualified Offering, any provision of the 2011 Bridge Notes or related warrants can be amended, waived or modified upon the written consent of the Issuer and holders of a majority of the aggregate principal amount of such notes outstanding. Any such majority consent will affect all 2011 Bridge Notes or warrants, as the case may be, and will be binding on the Issuer and all holders of the 2011 Bridge Notes or warrants.  Each holder’s option to redeem or convert the 2011 Bridge Note at the closing of the Qualified Offering cannot be amended, waived or modified without the written consent of the Issuer and such holder and such amendment, waiver or modification will be binding only on the Issuer and such holder.

As a result of the issuance of 2011 Bridge Notes at a conversion price of $0.10 and the associated warrants to purchase common stock at an exercise price of $0.10, the ratchet provision in the Senior Notes was triggered, with the result that the conversion price of such notes was lowered from $0.30 to $0.10, the exercise price of the associated warrants was lowered from $0.30 to $0.10 per share, and the number of shares underlying such notes and warrants was proportionately increased.   As a result, the number of shares underlying the Senior Notes held by the Reporting Person increased from 2,864,580 to 8,593,744 (in each case including accrued and unpaid interest through December 28, 2011 plus 60 days) and the number of shares underlying the Outstanding Warrants, as amended, held by the Reporting Person increased from 1,269,478 to 3,808,440.

The shares of Common Stock acquired by the Reporting Person on October 6, 2011, as well as the 2011 Bridge Notes and related warrants acquired by the Reporting Person on October 18, 2011, November 11, 2011 and December 27, 2011, to which this Amendment No. 3 relates, were acquired for and are held by the Reporting Person as an investment.

ITEM 5. Interest in Securities of the Issuer.

Reference is made to the disclosure set forth under Item 4 of this Amendment No. 3, which disclosure is incorporated herein by reference.

(a)           As of December 28, 2011, the Reporting Person beneficially owns 40,177,268 shares of Common Stock, which represents approximately 46% of a total of 56,218,431 shares of Common Stock outstanding on December 28, 2011 (calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended).    Of the shares beneficially owned by the Reporting Person, he holds (i) 9,087,578 of the Issuer’s outstanding shares, (ii)16,281,244 shares issuable upon conversion of convertible notes (including accrued and unpaid interest), (iii) 14,641,774 shares issuable upon exercise of warrants and (iv) 166,672 shares issuable upon exercise of vested options granted to the Reporting Person under the Issuer’s 2006 Stock Incentive Plan, as amended.

(b)           The Reporting Person may be deemed to hold sole power to vote and to dispose of the 40,177,268 shares of Common Stock described in (a) above.

(c)           A description of the transactions effected within the past sixty days is incorporated herein by reference to Item 4 hereof.

(d)           No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Amendment No. 3.

(e)           Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the arrangements discussed in Item 4 of the Original Filing, as supplemented and amended by Amendment No. 1, Amendment No. 2 and this Amendment No. 3, the discussion of which is incorporated by reference herein, there are no other contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Issuer.

ITEM 7. Material to be filed as Exhibits.

Exhibit

1
Form of Amendment and Conversion Agreement for the Secured Convertible Promissory Notes between the Registrant and the holders signatory thereto. Incorporated by reference to Exhibit 10.54 to the Issuer’s Annual Report on Form 10-K for the year ended September 30, 2011 filed on December 22, 2011.

2
Form of Note and Warrant Purchase Agreement, dated as of October 18, 2011, by and between the Registrant and the Investors party thereto.  Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File Number 000-26285) filed with the Securities and Exchange Commission on October 24, 2011.

3
Form of Amended and Restated Note and Warrant Purchase Agreement, dated November 11, 2011. Incorporated by reference to Exhibit 10.56.1 to the Issuer’s Annual Report on Form 10-K for the year ended September 30, 2011 filed on December 22, 2011.

4
Form of Amended and Restated Security Agreement, dated as of September 30, 2011, by and between the Registrant and Paul Buck, as administrative agent for the secured parties.  Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 24, 2011.

5
Form of Subordinated Secured Convertible Promissory Note.  Incorporated by reference to Exhibit 10.58 to the Issuer’s Annual Report on Form 10-K for the year ended September 30, 2011 filed on December 22, 2011.

6	Form of Warrant. Incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K (File Number 000-26285) filed with the Securities and Exchange Commission on October 24, 2011.

CUSIP NO. 12619C101

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2012

/s/ JOHN PAPPAJOHN
JOHN PAPPAJOHN